UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1: Notification of major holdings, dated 06th February 2019

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	Micro Focus International Plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	FMR LLC
City and country of registered office (if applicable)	Wilmington, USA
4. Full name of shareholder(s) (if different from 3.)v See Section 9
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:	05 February 2019
6. Date on which issuer notified (DD/MM/YYYY):	06 February 2019
7. Total positions of person(s) subject to the notification obligation
% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	7.00%	N/A	7.00%	415,006,418
Position of previous notification (if applicable)	6.72%	0.00%	6.72%
8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BD8YWM01	29,062,788	7.00%

SUBTOTAL 8. A	29,062,788	7.00%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Lending

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv(please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.

FMR LLC
Fidelity Management & Research Company
Fidelity Management & Research (U.K.) Inc.
FMR Investment Management (UK) Limited

FMR LLC
Fidelity Management & Research Company
Fidelity Management & Research (Japan) Limited

FMR LLC
Fidelity Management & Research Company
Fidelity Management & Research (Hong Kong) Limited

FMR LLC
Fidelity Management & Research Company
FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

FMR LLC
Fidelity Global Brokerage Group, Inc.
National Financial Services LLC

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi

Place of completion			Dublin
Date of completion			06 February 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 06th February 2019

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer